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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                         THE MULTICARE COMPANIES, INC.

                           (Name of Subject Company)

                         THE MULTICARE COMPANIES, INC.

                       (Name of Person Filing Statement)

                         COMMON STOCK ($.01 PAR VALUE)

                         (Title of Class of Securities)

                                   62543V105

                     (CUSIP Number of Class of Securities)

                           BRADFORD C. BURKETT, ESQ.
                             SENIOR VICE PRESIDENT
                              AND GENERAL COUNSEL
                         THE MULTICARE COMPANIES, INC.
                             411 HACKENSACK AVENUE
                          HACKENSACK, NEW JERSEY 07601
                                 (201) 488-8818

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    COPY TO:
                             CARL L. REISNER, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is The Multicare Companies, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 411 Hackensack Avenue, Hackensack, New Jersey 07601. The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share, of the Company ("Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer (the "Offer"), disclosed in a
Schedule 14D-1 dated June 20, 1997 (the "Schedule 14D-1"), of Genesis ElderCare Acquisition Corp., a Delaware corporation (the "Bidder"), which is a wholly-owned subsidiary of Genesis ElderCare Corp., a Delaware corporation ("the Parent"), to purchase all outstanding shares of Common Stock at $28.00 per share net in cash. According to the Schedule 14D-1, the principal executive offices of the Bidder and the Parent are located at 148 West State Street, Kennett Square, Pennsylvania 19348.

ITEM 3. IDENTITY AND BACKGROUND

      (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) (1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its officers are described at pages 6, 14, 15 and 16 of the Company's Proxy Statement, dated April 8, 1997, for its 1997 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit 1, and the portions thereof referred to above are incorporated herein by reference.

       (2) EMPLOYMENT AGREEMENTS. The employment agreements of each of Moshael
J. Straus, Chairman of the Board of Directors and Co-Chief Executive Officer of the Company, Daniel E. Straus, President and Co-Chief Executive Officer of the Company, Stephen R. Baker, Executive Vice President and Chief Operating Officer of the Company, Alan D. Solomont, Consultant to the Company, Susan S. Bailis, Senior Vice President of the Company, and Andrew Horowitz, Senior Vice President of the Company, provide for certain benefits upon a change of control of the Company. Such agreements also provide them with certain rights to terminate their employment upon a change of control. The consummation of the Offer would constitute a change of control under all such employment agreements.

     Such agreements are described at pages 6 and 16 of the Proxy Statement and such portions are incorporated herein by reference. The provisions respecting a change of control in the employment agreement of Andrew Horowitz are substantially the same as those of employees other than the Co-Chief Executive Officers.

     Pursuant to the Merger Agreement, the Parent has agreed to cause the Surviving Corporation to comply in all respects with the change of control provisions of the employment agreements of each of above-named employees. The Merger Agreement provides that, without limiting the foregoing, all amounts payable upon such change in control shall be paid in cash immediately following the purchase of shares of Common Stock in the Offer.

     STOCK OPTIONS. The employment agreements for each of the above-named employees provide that all stock options will become immediately exercisable in full immediately prior to the consummation of the Merger. Pursuant to the Merger Agreement, immediately prior to the consummation of the Merger, each such stock option will be canceled, extinguished and converted into the right to receive an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such stock option immediately prior to the consummation of the Merger and (B) the excess, if any, of (1) the price paid for each share of Common Stock in the Offer over (2) the per share exercise price of such stock option. See description of the Merger Agreement below.

          (3) MERGER AGREEMENT. The Company, the Bidder and the Parent have entered into an Agreement and Plan of Merger, dated as of June 16, 1997 (the "Merger Agreement"), which provides among other things that the Bidder will make a cash tender offer of $28.00 per share for all shares of the issued and outstanding Common Stock of the Company (the "Offer"). A copy of the Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The following is a summary of the Merger Agreement and is qualified in its entirety by the terms of the Merger Agreement. Defined terms used in such summary and not otherwise defined herein are used with the meanings set forth in the Merger Agreement.

     THE OFFER. The Merger Agreement provides for the commencement of the Offer as soon as practicable after the date of the Merger Agreement, but in no event later than five business days from and including the date of public announcement of

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the execution of the Merger Agreement. The obligation of the Bidder to accept for payment shares of Common Stock tendered pursuant to the Offer is subject only to the satisfaction or waiver by the Bidder of the conditions described in Exhibit A of the Merger Agreement ("Exhibit A"). Under the Merger Agreement, the Bidder expressly reserves the right, in its sole discretion, to waive any such condition (other than the Minimum Condition, which may only be waived with the Company's consent) and make any other changes in the terms and conditions of the Offer; provided, that, unless previously approved by the Company in writing, no change may be made which (a) reduces the number of Shares subject to the Offer,
(b) reduces the price per Share payable in the Offer, (c) modifies or adds to the conditions to the Offer set forth in Exhibit A, (d) extends the Offer other than as described in the next sentence, (e) changes the form of consideration payable in the Offer (other than by increasing the cash offer price) or (f) amends or modifies any term of the Offer in any manner adverse to any of the Company's stockholders. The Bidder may, without the consent of the Company, but subject to the Company's right to terminate the Merger Agreement pursuant to
Section 8.1(b)(ii) thereof, (i) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Bidder's obligation to purchase Shares shall not be satisfied, until such time as such conditions are satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or in order to obtain any material regulatory approval applicable to the Offer. The Bidder agrees that: (A) in the event it would otherwise be entitled to terminate the Offer at any scheduled expiration thereof due to the failure of one or more of the conditions to the Offer set forth in the first sentence of the introductory paragraph or paragraphs (a), (f) or (g) of Exhibit A to be satisfied or waived, it will give the Company notice thereof and, at the request of the Company, extend the Offer until the earlier of (1) such time as such condition is or conditions are satisfied or waived and (2) the date chosen by the Company which shall not be later than (x) September 15, 1997, or October 15, 1997 if the option to extend set forth in Section 8.1(b)(ii)(y) of the Merger Agreement is exercised or (y) the date on which the Company reasonably believes all such conditions will be satisfied; provided that if any such condition is not satisfied by the date so chosen by the Company, the Company may request and the Bidder will make further extensions of the Offer in accordance with the terms of this paragraph; and (B) in the event that it would otherwise be entitled to terminate the Offer at any scheduled expiration date thereof due solely to the failure of the Minimum Condition to be satisfied, it will, at the request of the Company (which request may be made by the Company only on one occasion), extend the Offer for such period as may be requested by the Company not to exceed ten days from such scheduled expiration date. The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, the Bidder will accept for payment and pay for Shares promptly after the expiration of the Offer.

     THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the DGCL, at the consummation of the Merger, the Bidder will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Bidder will cease and the Company will continue as the Surviving Corporation. At the Parent's election, any direct or indirect subsidiary of the Parent other than the Bidder may be merged with and into the Company instead of the Bidder.

     At the consummation of the Merger, each Share issued and outstanding immediately prior to the consummation of the Merger (unless otherwise provided for) will be canceled, extinguished and converted into the right to receive $28.00 in cash or any higher price that may be paid pursuant to the Offer (the "Merger Consideration"), payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share in the manner described in the Merger Agreement. In addition, as of the consummation of the Merger, each share of the capital stock of the Bidder issued and outstanding immediately prior to the consummation of the Merger shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and each share of Common Stock that is owned by the Company or any subsidiary of the Company and each share of Common Stock that is owned by the Parent, the Bidder or other subsidiaries of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

     Immediately prior to the consummation of the Merger, the unexercisable portion of each outstanding option to purchase shares of Common Stock, will become immediately exercisable in full, subject to all expiration, lapse and other terms and conditions thereof. The Company shall take all action necessary so that each stock option (and any rights thereunder) outstanding immediately prior to the consummation of the Merger shall be canceled immediately prior to the consummation of the Merger in exchange for the right to receive an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such stock option immediately prior to the consummation of the Merger (after giving effect to the first sentence of Section 3.1(d) of the Merger Agreement) and (B) the excess, if any, of (1) the price paid for each share of Common Stock in the Offer over (2) the per share exercise price of such stock option, to be delivered by the Surviving Corporation immediately following the consummation of the Merger.

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     The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have properly exercised and perfected appraisal rights under Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, but will be entitled to receive the consideration as determined pursuant to
Section 262 of the DGCL; PROVIDED, HOWEVER, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL, such holder's Shares shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration as described above.

     The Merger Agreement also provides that at the Effective Time and without any further action on the part of the Company and the Bidder, the Restated Certificate of Incorporation (the "Certificate of Incorporation") of the Company, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation until thereafter and further amended as provided therein and under the DGCL. At the Effective Time and without any further action on the part of the Company and the Bidder, the By-Laws of the Bidder will be the By-Laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms and as provided by law. The Merger Agreement provides that the directors of the Bidder immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualify or their earlier resignation or removal.

AGREEMENTS OF THE PARENT, THE BIDDER AND THE COMPANY

     STOCKHOLDERS MEETING. Pursuant to the Merger Agreement, following the purchase of Shares pursuant to the Offer, the Company will take all action necessary in accordance with applicable law to convene a meeting of its stockholders (the "Stockholders Meeting") as promptly as practicable to consider and vote upon the Merger Agreement and the transactions contemplated thereby. The Company will, through the Board of Directors, recommend that the Company's stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, subject to the Board of Director's fiduciary duty under applicable law. At the meeting of the Company's stockholder's, the Parent will cause all Shares owned by the Parent, the Bidder or any other subsidiary of Parent to be voted in favor of the adoption of the Merger Agreement and the transactions contemplated thereby.

     PROXY STATEMENT. As soon as practicable, following the purchase of Shares pursuant to the Offer, the Company will prepare and file with the Commission under the Exchange Act the proxy statement (the "Proxy Statement") and shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after such filing.

     COMPANY BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the purchase by the Bidder of such number of Shares pursuant to the Offer as satisfies the Minimum Condition (the "Majority Acquisition"), and from time to time thereafter, the Bidder will be entitled to designate up to such number of directors on the Board of Directors of the Company as will give the Bidder representation on the Board of Directors as represents a percentage of the Board of Directors equal to the percentage of the aggregate number of Shares owned by the Bidder, provided that, from the Majority Acquisition until the Effective Time, at least two persons who were directors of the Company on the date of the Merger Agreement (the "Continuing Directors") will be directors of the Company and that if the number of continuing Directors is reduced below two for any reason, any remaining Continuing Director will be entitled to fill such vacancy or, if no Continuing Directors remain, the other directors will fill such vacancies with persons not affiliated with the Bidder, the Parent or the Company. From the time of the Majority Acquisition to the Effective Time, the Company will use its reasonable best efforts to cause persons designated by the Bidder to constitute the same percentage as is on the board of (i) each committee of the Board of Directors, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     ACCESS TO INFORMATION; CONFIDENTIALITY. Pursuant to the Merger Agreement, from the date thereof to the Effective Time, the Company shall, and shall cause its subsidiaries to, afford the Parent and its authorized representatives reasonable access during normal business hours to all of the properties, personnel, contracts, agreements and books and records of the Company and its subsidiaries, and will promptly deliver or make available to the Parent all filings by the Company pursuant to federal or state securities laws, and all other information concerning the business, properties, assets and personnel of the Company and its subsidiaries as the Parent may from time to time reasonably request.

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     The Merger Agreement also incorporates by reference the terms of a
Confidentiality Agreement between the Company and the Guarantor.

     NO SOLICITATION OF TRANSACTIONS. The Merger Agreement provides that the Company, its subsidiaries and their respective officers, directors, employees, representatives and advisors will immediately cease any existing discussions or negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any proposal (an "Acquisition Proposal") for an acquisition of all or any substantial part of the business and properties or capital stock of the Company and its subsidiaries taken as a whole, directly or indirectly, whether by merger, consolidation, share exchange, tender offer, purchase of assets or shares of capital stock or otherwise (an "Acquisition Transaction") PROVIDED that following the cessation of any such discussions or negotiations, future discussions will be governed by the remaining provisions of this paragraph. Except as set forth in the Merger Agreement, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any person or group (other than the Parent and the Bidder, any affiliate or associate of the Parent and the Bidder or any designees of the Parent or the Bidder) concerning any Acquisition Proposal. Notwithstanding the foregoing, (a) the Board of Directors may take, and disclose to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to any tender offer for shares of capital stock of the Company; PROVIDED, that the Board of Directors will not recommend that the stockholders of the Company tender their shares in connection with any such tender offer unless the Board of Directors shall have determined in good faith, after consultation with outside counsel, that failing to take such action would constitute a breach of the Board of Directors' fiduciary duty under applicable law; (b) the Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any person or group pursuant to customary confidentiality agreements, and may participate in discussions and negotiate with such person or group concerning any Acquisition Proposal, if such person or group has submitted a written Acquisition Proposal to the Board of Directors and the Board of Directors determines in its good faith judgment, after consultation with outside counsel, that failing to take such action would constitute a breach of the Board of Directors' fiduciary duty under applicable law; and (c) the Company may terminate the Merger Agreement if the Company receives an Acquisition Proposal in writing (1) that the Board of Directors determines in its good faith judgment is more favorable to the Company's stockholders than the Offer and the Merger and (2) as a result of which, the Board of Directors determines in good faith, after consultation with outside counsel, that it is obligated by its fiduciary duty under applicable law to terminate the Merger Agreement; PROVIDED, that such termination pursuant to this clause (c) will not be effective until the Company has made payment of the full fee and expense reimbursement required by Section
8.2 of the Merger Agreement. The Board of Directors will notify the Parent immediately if any such proposal is made and will in such notice, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal and, subject to the fiduciary duties of the Board of Directors under applicable law, will keep the Parent promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company has also agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board of Directors shall have determined in good faith, that failing to release such third party or waive such provisions would constitute a breach of the fiduciary duties of the Board of Directors under applicable law.

     DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the Bidder agrees that all rights to indemnification existing in favor of the present or former directors, officers, and employees of the Company (as such) or any of its subsidiaries or present or former directors of the Company or any of its subsidiaries serving or who served at the Company's or any of its subsidiaries' request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (collectively, the "Covered Persons"), as provided in the Company's Certificate of Incorporation or By-laws, or the articles of incorporation, by-laws or similar documents of any of the Company's subsidiaries and the indemnification agreements with such present and former directors, officers and employees as in effect as of the date of the Merger Agreement with respect to matters occurring at or prior to the Effective Time will survive the Merger and continue in full force and effect and without modification (other than modifications following the Merger which would enlarge the indemnification rights) for a period of not less than the statutes of limitations applicable to such matters, and the Surviving Corporation shall comply fully with its obligations thereunder. Without limiting the foregoing, the Company will, and after the Effective Time, the Surviving Corporation will periodically advance reasonably incurred expenses as so incurred with respect to the foregoing (including with respect to any action to enforce rights to indemnification or the advancement of expenses) to the fullest extent permitted under applicable law; PROVIDED, HOWEVER, that the person to whom the expenses are advanced provides an undertaking (without delivering a bond or other security) to repay such advance if it is ultimately determined that such person is not entitled to indemnification. In addition, for a period of six

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(6) years after the Effective Time, the Surviving Corporation will maintain officers' and directors' liability insurance and fiduciary liability insurance for the Covered Persons (whether or not they are entitled to indemnification thereunder) who were covered at the time of the Merger Agreement by the Company's existing officers' and directors' or fiduciary liability insurance policies on terms no less advantageous to such Covered Persons than such existing insurance.

     The Surviving Corporation will indemnify and hold harmless (and advance expenses to), to the fullest extent permitted under applicable law, each director, officer, employee, fiduciary and agent of the Company or any subsidiary of the Company serving as such on the date of the Merger Agreement against any costs and expenses in connection with any claim, action, suit, proceeding or investigation relating to any of the transactions contemplated thereby, and in the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by such parties and (ii) the parties to the Merger Agreement will cooperate in the defense of any such matter; PROVIDED, HOWEVER, that the Surviving Corporation will not be liable for any settlement effected without its prior written consent, which consent shall not unreasonably be withheld. The Surviving Corporation shall pay all reasonable costs and expenses, including attorneys' fees, that may be incurred by and indemnified parties in enforcing the indemnity and other obligations provided for by Section 6.8 of the Merger Agreement, and such obligations will survive the consummation of the Merger and shall continue for the periods specified in the Merger Agreement. In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any person, it is required to make proper provisions so that successors and assignees of the surviving corporation assume the obligations set forth in
Section 6.8 of the Merger Agreement.

     FURTHER ACTION; REASONABLE EFFORTS. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto shall use all reasonable efforts to take, or cause to be taken, all action, and to do or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by and in connection with the Merger Agreement as soon as practicable to (i) obtain all consents, amendments to or waivers under the Company's contractual arrangements (other than agreements relating to long term debt or consent, amendments or waivers, the failure of which will not have a Material Adverse Effect (as defined in the Merger Agreement)) with respect to the Company, impair the ability of the Company to perform its obligations under the Merger Agreement or delay the transactions contemplated by the Merger Agreement, (ii) make all necessary or appropriate registrations and filings with governmental entities, (iii) defend any lawsuits challenging the Merger Agreement or the transactions contemplated thereby, (iv) fulfill or cause the fulfillment of the conditions to closing set forth in Article 7 of the Merger Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors will (x) take all action necessary to ensure that no state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, the Merger Agreement or the transaction contemplated thereby or by the Tender Agreement and Irrevocable Proxy (the "Tender Agreement") and (y) if any such statute or regulation becomes applicable to any of the foregoing, take all action necessary to ensure that the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Tender Agreement are consummated as promptly as practicable and to otherwise minimize the effect of such statute or regulation on such transactions. The Company and the Parent agreed to file as promptly as practicable, but not later than 10 days following the announcement of the Offer, the notification and report required pursuant to the HSR Act. The Parent agreed to cause to be filed as promptly as practicable and in no event later than July 15, 1997, all other applications and notices required to be filed with governmental authorities in order to consummate the Offer and the Merger, and to pursue diligently the approval of such applications.

     CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, (1) the Company will, and will cause each of its subsidiaries, subject to certain exceptions, to, conduct its operations according to its ordinary course of business consistent with past practice (although it will not be a breach of such covenant if a deviation from past practice occurs as a result of the limitations set forth in clauses (e) or
(g) below), (2) the Company will, and will cause each of its subsidiaries to, use all reasonable efforts to preserve intact its business organization and to maintain satisfactory relationships with its customers, suppliers and others having material business relationships with it (although it will not be a breach of such covenant if a deviation from past practices occurs as a result of the limitations set forth in clauses (e) or (g) below), and (3) the Company will not and will not permit any of its subsidiaries to, without the prior written consent of the Parent:

          (a) amend or propose to amend its Certificate of Incorporation or By-laws or equivalent governing instruments;

          (b) authorize for issuance, issue, sell, pledge, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or

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     other agreements) or otherwise encumber any capital stock of any class or any securities convertible into or exchangeable for shares of capital stock of any class, other than the issuance of shares of Common Stock issuable upon exercise of Company Stock Options or conversion of 7% Debentures outstanding on the date of the Merger Agreement or pursuant to the Stock Purchase Plan or the Directors Plan (in each such case, in accordance with the present terms thereof);

          (c) split, combine or reclassify any of its capital stock or declare, pay or set aside for payment any dividend or other distribution in respect of or substitution for its capital stock, or redeem, purchase or otherwise acquire any shares of its capital stock;

          (d) except as set forth in Schedule 4.9 of the Merger Agreement, increase or establish any compensation or benefit plan, agreement, policy, practice, program or arrangement that would be a Plan (had such plan, agreement, policy, practice, program or arrangement been adopted prior to the date of the Merger Agreement) or otherwise increase in any manner the compensation payable or to become payable by the Company or any of its subsidiaries to any of their respective directors, officers, former employees, or employees, other than in the ordinary course of business consistent with past practice or as required under any existing employment agreement or Plan or the Merger Agreement;

          (e) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or (y) any assets, outside of the ordinary course of business that in the aggregate is in excess of $10 million (the foregoing does not, however, restrict any construction project identified or commenced by the Company prior to the Merger Agreement that is not prohibited by clause (h) below);

          (f) sell, lease, license, or otherwise dispose of, or enter into any material contract, commitment, lease or agreement with respect to, any properties or assets (i) that are material to the Company and its subsidiaries taken as a whole and (ii) other than in the ordinary course of business consistent with past practice;

          (g) (x) incur any long-term indebtedness in excess of the aggregate amount of the Company's consolidated long-term indebtedness outstanding as of June 16, 1997 other than (i) indebtedness not to exceed $10 million at any one time outstanding, the proceeds of which are used to make acquisitions permitted by clause (e) above; PROVIDED, that the ratio of the principal amount of the indebtedness incurred to finance such acquisitions to the aggregate pro forma cash flow of the businesses so acquired during the four fiscal quarters preceding such acquisition does not exceed 6:1, and (ii) additional indebtedness not to exceed $10 million on the date shares are purchased in the Offer, and except for intercompany indebtedness between the Company and any of its subsidiaries or between such subsidiaries, or (y) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any subsidiary or joint venture of the Company or to officers and employees of the Company or any of its subsidiaries for travel, business or relocation expenses in the ordinary course of business consistent with past practice;

          (h) make or agree to make any new capital expenditure or capital expenditures other than in accordance with the Company's 1997 budget which was delivered to the Parent;

          (i) make any tax election or settle or compromise any tax liability that will have a Material Adverse Effect with respect to the Company;

          (j) make any material change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles;

          (k) enter into any other agreements, commitments or contracts that are material to the Company and its subsidiaries taken as a whole, other than in the ordinary course of business consistent with past practice, or otherwise make any material change that is adverse to the Company (including by way of termination) in (i) any existing agreement, commitment or arrangement that is material to the Company and its subsidiaries taken as a whole or (ii) the conduct of the business or operations of the Company and its subsidiaries; or

          (l) agree, commit or arrange to do any of the foregoing.

     EMPLOYEE MATTERS. The Merger Agreement provides that on and after the Effective Time, the Parent will cause the Surviving Corporation to comply in all respects with the change of control provisions in the employment agreements of Moshael J. Straus, Daniel E. Straus, Steven R. Baker, Andrew Horowitz, Alan D. Solomont and Susan S. Bailis. Without limiting the foregoing, all amounts payable upon such change in control shall be paid in cash immediately following the Majority Acquisition.

     In the Merger Agreement, the Parent agreed to pay or to cause the Surviving Corporation to pay, to certain employees of the Company an amount (the "Accrued Bonus Payment") equal to such employee's annual bonus multiplied by a fraction, the numerator of which is the number of days that have elapsed from December 31, 1996 (or the date of hire of the affected employee, if later) until the consummation of the Merger and the denominator of which is 365; provided, that if any such employee terminates his or her employment other than for Good Reason to Terminate (as defined below) prior to December 31, 1997, the numerator shall be the lesser of 181 and the number of days that have elapsed from the date of hire of the Affected Employee until June 30, 1997. Payment of each Accrued Bonus Payment shall be payable upon the earlier to occur of (i) the termination following the purchase of Shares pursuant to the Offer of the affected employee's employment, (ii) the occurrence of an event that constitutes Good Reason to Terminate and (iii) not later than February 15, 1998, if the affected employee is employed by the Surviving Corporation or any of its subsidiaries on December 31, 1997.

     In the Merger Agreement, the Parent agreed that the Surviving Corporation would make certain severance payments to each of the Company's corporate and non-facility employees and certain non-ancillary employees (which does not include any person identified in the first paragraph of this section), on the date of termination of any such employee by the Surviving Corporation or its subsidiary (other than a termination for Cause (as defined below)), as the case may be, or by such employee following the occurrence of an event that constitutes Good Reason to Terminate. Prior to the date that is eighteen months after the Effective Time, the Parent has agreed that the Surviving Corporation will not, and will not permit its subsidiaries to, terminate any such employees on less than 90 days prior written notice of such termination. Notwithstanding the foregoing, no employee shall be entitled to such severance payment if such employee receives a notice of termination or is terminated by the Company or voluntarily resigns at any time prior to the purchase of Shares pursuant to the Offer or on a date that is after the date that is eighteen months after the Effective Time. For purposes of the Merger Agreement, "Cause" means conviction of a felony or a crime involving personal dishonesty or theft or misappropriation of the property of the Surviving Corporation or its subsidiaries and "Good Reason to Terminate" is deemed to occur if the Parent, the Surviving Corporation or any of their subsidiaries or affiliates (i) takes any action which substantially reduces an affected employee's title, duties, responsibilities, salary, or, unless such change affects all employees of the Surviving Corporation or its subsidiaries at a comparable level of seniority and responsibility, benefits, or (ii) requires the affected employee to relocate permanently in excess of 25 miles from his or her primary place of business.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's organization, capitalization, authorization for the agreement, the absence of conflicts with governing instruments or other agreements, governmental approvals, compliance with SEC filings, preparation of financial statements, undisclosed liabilities, veracity of information supplied, absence of certain changes or events, finders and investment bankers fees, voting requirement for approval, absence of litigation, taxes, compliance with law, title to properties, compliance with agreements, employee benefit plans, insurance, and environmental matters.

     In addition, the Merger Agreement contains representations and warranties by the Parent and the Bidder concerning their organization, authorization for the agreement, the absence of conflicts with governing instruments or other agreements, governmental approvals, veracity of information supplied, financing, finders and investment bankers fees, and regulatory approvals.

     CONDITIONS OF THE MERGER. Under the Merger Agreement, the respective obligations of the Parent, the Bidder and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement shall have been approved by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with the Company's Certificate of Incorporation and the DGCL (which the Company has represented shall be solely the affirmative vote of a majority of the outstanding Shares); (b) no legal requirements shall have been enacted, entered, promulgated or enforced by any court or governmental entity which prohibits or prevents the consummation of the Merger; and (c) any applicable waiting period under the HSR Act will have expired or been terminated.

     TERMINATION, FEES AND EXPENSES. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after adoption by the stockholders of the Company, as follows:

          (a) By the mutual written consent of the Parent, the Bidder and the Company (but only by action of the Continuing Directors after the purchase of Shares pursuant to the Offer);

          (b) By the Parent, the Bidder or the Company (but only by action of the Continuing Directors after the purchase of Shares pursuant to the Offer):

             (i) if a court of competent jurisdiction or other governmental entity of the United States shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action shall have become final and nonappealable; or

             (ii) (x) as a result of the failure, occurrence or existence of any of the conditions set forth in Exhibit A to the Merger Agreement (1) the Bidder shall have failed to commence the Offer within five business days following the date of the Merger Agreement or (2) the Offer shall have terminated or expired in accordance with its terms without the Bidder having accepted for payment any Shares pursuant to the Offer or (y) the Bidder shall not have accepted for payment any Shares pursuant to the Offer by September 15, 1997, provided, that such date may be extended at the option of the Parent to October 15, 1997, but only if the Parent is and has been diligently pursuing approval of the applications with the relevant governmental authorities, PROVIDED, FURTHER, however, that the passage of the period referred to in clause (y) shall be tolled for any part thereof (but not exceeding 30 calendar days in the aggregate) during which any party shall be subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger; and PROVIDED FURTHER that the right to terminate the Merger Agreement pursuant to clause (b) (ii) will not be available to any party whose willful breach of its representations and warranties contained in the Merger Agreement or whose failure to perform any of its obligations under the Merger Agreement results in the failure, occurrence or existence of any such condition;

          (c) By the Company if the Company receives an Acquisition Proposal in writing from any person or group (i) that the Board of Directors determines in its good faith judgment is more favorable to the Company's stockholders than the Offer and the Merger and (ii) as a result of which, the Board of Directors determines in good faith, after consultation with outside counsel, that it is obligated by its fiduciary duty under applicable law to terminate the Merger Agreement; provided, that such termination pursuant to clause (c) will not be effective until the Company has made payment of the full fee and expense reimbursement required by the Merger Agreement.

          (d) By the Parent or the Bidder prior to the purchase of Shares pursuant to the Offer in the event of a material breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which has not been cured within 15 days after giving of written notice to the Company;

          (e) By the Company, if the Parent or the Bidder shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which failure to perform has not been cured within 15 days after the giving of written notice to the Parent or the Bidder;

          (f) By the Parent, if, prior to the purchase of Shares in the Offer, the Company shall have (1) withdrawn, modified or amended in any respect adverse to the Parent or the Bidder its approval or recommendation of the Merger Agreement or any of the transactions contemplated herein, (2) failed to include in the Proxy Statement or Information Statement such recommendation, (3) recommended any Acquisition Proposal or Acquisition Transaction from or with a person other than the Parent or any of its subsidiaries or (4) resolved to do any of the foregoing;

          (g) By the Parent, if, prior to the purchase of Shares in the Offer
     (i) an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to the specificity of such price proposal) and (ii) the Company shall not have rejected such proposal within 10 business days of its receipt or the date its existence first becomes publicly disclosed, if sooner;

          (h) By the Parent, if (i) any person or group (as defined in Section 13(d)(2) of the Exchange Act) (other than Genesis Health Ventures, Inc. ("Genesis"), the Parent, the Bidder or any of its or their affiliates) shall have become, or shall have made a proposal seeking to become, after the date hereof the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 35% of the Shares, other than acquisitions of securities for bona fide arbitrage purposes only, and other than acquisition of beneficial ownership solely as a result of a person having discretionary authority to vote or dispose of shares in an investment advisory or similar capacity or shall have made a proposal to acquire, directly or indirectly, all or substantially all of the consolidated assets of the Company and its subsidiaries and (ii) following public announcement of such person or group becoming such beneficial owner or proposing such beneficial ownership or acquisition, at the next scheduled expiration of the Offer all conditions to the Offer (other than the Minimum Condition) shall have been satisfied or waived; and

          (i) By the Company, if Parent shall not have delivered the Letter of Credit (as defined below) by June 25, 1997.

     The Merger Agreement provides further that if: (1) the Company terminates this Agreement pursuant to clause (c) above; (2) the Company terminates this Agreement pursuant to clause (b) (ii) above and at such time the Parent would have been permitted to terminate this Agreement under clause (f) or (g) above;
(3) the Parent terminates this Agreement pursuant to Clause (f) or (g) above; or
(4) the Parent terminates this Agreement pursuant to clause (d) or (h) above and (in the case of clause (4) only) within one year of such termination the Company shall have consummated, or have entered into a definitive agreement with respect to, an Acquisition Transaction pursuant to which the holders of the Common Stock have received or will receive consideration (including the value of any retained equity) equal to or greater than the Merger Consideration, then the Company shall pay to Parent, within one business day following (in the case of clauses
(1), (2) and (3)) such termination and, in the case of clause (4), such consummation or entering into of a definitive agreement, a fee, in cash, of $25 million, provided, however, that the Company in no event shall be obligated to pay more than one such fee and the amount of fees paid as provided in this paragraph and the amount of expense reimbursement paid under the next paragraph shall not exceed $25 million.

     Upon the termination of the Merger Agreement under circumstances in which the Company would be obligated to pay a fee as described in the previous paragraph, then the Company shall reimburse the Parent and Genesis (not later than one business day after submission of statements therefor) for all actual documented out-of-pocket expenses incurred by or on behalf of any of them or their affiliates in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Agreement (including, without limitation, fees and disbursements payable to financing sources, investment bankers, counsel to Bidder, Parent, the Guarantor or any of the foregoing, and accountants) ("expenses"). In all cases, the total amount of fees paid as described in the previous paragraph and reimbursement of expenses as described in this paragraph shall not exceed $25 million. Upon termination of the Merger Agreement pursuant to clause (d) above, the Company shall reimburse the Parent (not later than one business day after submission of statements therefor) for expenses, which reimbursement shall in no event exceed $12 million.

     GUARANTY. The Merger contains a guaranty (the "Guaranty") by Genesis, as a primary obligor and not as surety, to the Company, of the due and punctual observance, performance and discharge of each obligation of the Parent and the Bidder contained in the Merger Agreement and the Tender Agreement. Obligations of the Parent and the Bidder so guaranteed are hereinafter referred to as the "Obligations."

     Genesis agreed that if either or both of the Parent and the Bidder fails to observe, perform or discharge any Obligation, the Guarantor shall promptly itself, observe, perform or discharge such Obligation, or cause either the Parent or the Bidder to observe, perform or discharge such Obligation, in all cases as if and to the extent that Genesis was the primary obligor with respect to such Obligation, and shall pay any and all actual damages that may be incurred or suffered by the Company in consequence thereof, and any and all costs and expenses, including, without limitation, attorneys' fees and expenses, that may be incurred by the Company in collecting such Obligation and/or preserving or enforcing any rights under such Guaranty or under the Obligations. The liability of Genesis under the Guaranty with respect to each and all of the Obligations is absolute and unconditional, irrespective of any waiver of, amendment to, modification of, consent or departure from, the guaranteed agreements, including, without limitation, any waiver or consent involving a change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations. Notwithstanding anything to the contrary set forth therein, in consideration of the substantial time and expense invested by the Company in the transactions contemplated by the Merger Agreement and the loss of opportunities otherwise available to the Company as a result thereof, if, at any scheduled expiration of the Offer occurring after August 15, 1997 on which each of the conditions set forth in clauses (a) through (g) on Exhibit A to the Merger Agreement (as well as the HSR Act condition set forth in clause (ii) of the first sentence of the introductory paragraph of such Exhibit A) has been satisfied or waived, the Parent shall not have satisfied or waived the condition set forth in clause (iii) of the first sentence of the introductory paragraph of such Exhibit A and the Merger Agreement is thereafter terminated, then Genesis shall pay to the Company $30,000,000, in cash in immediately available funds. Subject to the next sentence, upon making such payment none of the Parent, the Bidder, Genesis or any of their affiliates shall have any further liability with respect to the failure to complete the transactions contemplated by the Merger Agreement. Such limitation will not apply if the Parent or the Bidder breaches the Merger Agreement (and the breach remains unremedied after 5 days notice to the Parent or the Bidder) or if Genesis, the Parent or the Bidder fail to use reasonable best efforts to obtain such financing.

     In addition, Genesis has agreed to deliver to the Company a clean, irrevocable letter of credit (the "Letter of Credit") for $30,000,000, drawn on Mellon Bank, N.A., in form reasonably acceptable to the Company to secure its obligation to pay the amount as set forth in the previous paragraph. Genesis will use its reasonable best efforts to deliver the Letter of Credit prior to commencement of the Offer, but in all events will deliver it not later than June 25, 1997.

     (4) TENDER AGREEMENTS AND IRREVOCABLE PROXIES. Simultaneously with the execution of the Merger Agreement, the Parent and the Bidder entered into a Tender Agreement with each of Daniel E. Straus and Moshael J. Straus (each, a "Stockholder" and together, the "Stockholders") as a condition to the willingness of the Parent and the Bidder to proceed with the Offer and the Merger. Copies of the Tender Agreements are attached hereto as Exhibits 3 and 4, and are incorporated herein by reference. The following is a summary of the Tender Agreements and is qualified in its entirety by the terms of the Tender Agreements. Defined terms used in such summary and not otherwise defined herein are used with the meanings set forth in the Tender Agreements.

     Pursuant to the Tender Agreements, each Stockholder agreed to validly tender (or cause the record owner thereof) and not withdraw, pursuant to and in accordance with the terms of the Offer, all of the Shares beneficially owned by such Stockholder, together with any other Shares, or other securities of the Company entitled, or which may be entitled, to vote generally in the election of directors (the "Owned Shares"). The Tender Agreements provide that each Stockholder will, for all Owned Shares tendered by such Stockholder in the Offer and accepted for payment, receive a price per Owned Share equal to $28.00, or such higher per share consideration paid to other stockholders who have tendered into the Offer.

     Pursuant to the Tender Agreements, each Stockholder agreed that during the period commencing on the date thereof and continuing until the earlier of (x) the consummation of the Offer and (y) the termination thereof, at any meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, subject to the absence of a preliminary or permanent injunction or other requirement under applicable law by any United States federal, state or foreign court barring such action, such Stockholder shall vote (or cause to be voted) all Owned Shares: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender Agreements and any action required in furtherance thereof; (ii) against any action or agreement that would impede, interfere with, or prevent the Offer or the Merger; and (iii) except as otherwise agreed to in writing in advance by the Parent, against the following actions (other than the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Tender Agreements):
(I) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries;
(II) any sale, lease or transfer of a material amount of the assets or business of the Company or its subsidiaries, or any reorganization, restructuring, recapitalization, special dividend, dissolution, liquidation or winding up of the Company or its subsidiaries; (III) any change in the present capitalization of the Company including any proposal to sell any material equity interest in the Company or any amendment of the certificate of incorporation of the Company and (IV) against an election of new members of the Board of Directors of the Company except where the vote is cast in favor of the nominees of a majority of the existing directors of the Company. In addition, each Stockholder agreed not to enter any agreement, arrangement or understanding with any person the effect of which would be inconsistent or violative of the foregoing.

     Pursuant to the Tender Agreements, each Stockholder granted to, and appointed the Bidder and any designee of the Bidder, each of them individually, such Stockholder's irrevocable (until the termination of the Tender Agreements) Proxy and Attorney-In-Fact (with full power of substitution) to vote the Owned Shares of such Stockholder as indicated in the preceding paragraph.

     As of June 16, 1997, the Stockholders beneficially owned 14,013,966 shares of Common Stock, or 36.1% of the outstanding shares of Common Stock on a fully-diluted basis.

     The Tender Agreements provide that the Stockholders entered into such Agreements solely as the owner of Owned Shares and not as a director or officer, and that the Agreements set forth therein shall in no way restrict the Stockholders in the exercise of his fiduciary duties as a director and officer of the company, which, in the case of the following paragraph, such duties will be exercised only in accordance with the instructions of the Company's Board of Directors acting in compliance with the requirements of the Merger Agreement.

     The Tender Agreements provide that each Stockholder will immediately cease any existing discussions or negotiations, if any, with any parties conducted with respect to any Acquisition Proposal. The Tender Agreements further provide that each Stockholder will not, directly or indirectly encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any person or group (other than the Parent and the Bidder or any affiliate, associate or designee of the Parent or the Bidder) concerning any Acquisition Proposal or Acquisition Transaction.

     The Tender Agreements provide that each Stockholder will not, until the termination thereof, directly or indirectly, (i) except as permitted thereby, transfer to any person any or all Owned Shares; or (ii) except as permitted thereby, grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Shares. The Tender Agreements provide that notwithstanding anything to the contrary, each Stockholder shall have the right to transfer Owned Shares (i) to any Family Member, (ii) to the trustee or trustees of a trust solely (except for remote contingent interests) for the benefit of such Stockholder and/or one or more Family Members, (iii) to a foundation created or established by such Stockholder, (iv) to a corporation of which such Stockholder and/or any Family Members owns all of the outstanding capital stock, (v) to a partnership of which such Stockholder and/or any Family Members owns all of the partnership interests, (vi) to the executor, administrator or personal representative of the estate of such Stockholder,
(vii) to any guardian, trustee or conservator appointed with respect to the assets of such Stockholder or (viii) by operation of law; provided, that in the case of any transfer pursuant to clauses (i) through (vii), the transferee shall execute an agreement to be bound by the terms of the Tender Agreements, or terms substantially identical thereto. For purposes of the foregoing, "Family Member" has the meaning ascribed to "Related Parties" under Section 672(c) of the Internal Revenue Code of 1986, as amended.

     Each Tender Agreement, and all rights and obligations of the Bidder parties thereunder, terminates upon the earlier of (a) the date upon which the Parent has purchased and paid for all of the Owned Shares of the applicable Stockholder in accordance with the Offer, (b) the date on which the Merger Agreement is terminated under such circumstances in which the Parent is not and will not be entitled to a break-up fee pursuant to the Merger Agreement and (c) May 31, 1998.

     The Tender Agreements contain customary representations and warranties by the parties.

     (5) NONCOMPETITION AND CONSULTING AGREEMENTS. Simultaneously with the execution of the Merger Agreement, the Parent and the Bidder entered into Noncompetition and Consulting Agreements (the "Noncompetition Agreements") with each of Daniel E. Straus and Moshael J. Straus (each, a "Consultant" and together the "Consultants"). Copies of the Noncompetition Agreements are attached hereto as Exhibits 5 and 6, and are incorporated herein by reference. The following is a summary of the Noncompetition Agreements and is qualified in its entirety by the terms of the Noncompetition Agreements. Defined terms used in such summary and not otherwise defined herein are used with the meanings set forth in the Noncompetition Agreements.

     Pursuant to the Noncompetition Agreements, the Parent irrevocably appointed each Consultant, and each Consultant agreed to be a consultant, for a period of 12 months commencing on the date of the consummation of the Merger (the "Closing") (the "Consulting Term"), to perform such reasonable consulting services as the chief executive officer of the Parent requests, subject to following paragraph. If the Merger Agreement is terminated, the Noncompetition Agreements will be simultaneously terminated.

     During the Consulting Term, each Consultant as an independent contractor will make himself available upon reasonable notice for such time during regular business hours as shall be reasonably necessary for the business of the Company. Such consulting services will be rendered in Hackensack, New Jersey.

     As compensation for each Consultant's services, the Parent agreed to pay each Consultant a consulting fee of $1.5 million per annum payable in immediately available funds at the Closing. In addition, each Consultant will be reimbursed for all expenses actually incurred by such Consultant in the performance of his duties.

     As consideration for each Consultant's agreement to the restrictive covenants described in the next four succeeding paragraphs (the "Restrictive Covenants"), the Parent agreed to pay each Consultant, among other things, a cash payment in the amount of $1.5 million payable in immediately available funds at the Closing.

     The Noncompetition Agreements provide that the Consultants will not for a period of one year after the date thereof, in any capacity (including, but not limited to, owner, partner, shareholder, consultant, agent, employee, officer, director or otherwise), directly or indirectly, for his own account or for the benefit of any person, establish, engage in or be connected with any Competitive Business. The term "Competitive Business" means any Restricted Business conducted in the Restricted Zone. Restricted Business means institutional pharmacy, rehabilitation services, long-term care services, skilled nursing facilities or assisted living facilities but does not include providing any other goods or services to skilled nursing facilities, assisted living facilities or other health care facilities. The Restricted Zone means any town in Connecticut or Rhode Island in which the Company operates a long-term care facility and an area of fifteen miles surrounding such facility; any county in Illinois, New Jersey, Ohio, West Virginia or Wisconsin in which the Company operates a long-term care facility and an area of fifteen miles surrounding such facility; all portions of Massachusetts east of Worcester; all portions of Pennsylvania east of Harrisburg and an area of fifteen miles around any facility located in Virginia or Vermont; but in no event includes any portion of any state other than Connecticut, Rhode Island, Illinois, New Jersey, Ohio, West Virginia, Wisconsin, Massachusetts, Pennsylvania, Virginia, or Vermont. The foregoing does not restrict either Consultant from owning interests in, or developing, real estate so long as such Consultant is not operating any Restricted Business. In addition, the Consultants may not pursue certain development projects.

     For a period of three years commencing on the Closing Date, each Consultant will not, except with the express prior written consent of the Parent, directly or indirectly, disclose, communicate or divulge to any person, or use for the benefit of any person, any secret, confidential or proprietary knowledge or information with respect to the conduct or details of the Company or the business engaged in by the Company, including, but not limited to, technical know-how, processes, customers, prospects, costs, designs, marketing methods and strategies, finances and suppliers. This provision does not apply to any information which at the time of disclosure (i) is generally available to or known to the public (other than as a result of unauthorized disclosure directly or indirectly by such Consultant) or (ii) such Consultant discloses, at the direction and authorization of the Parent, or as required by law. If either Consultant is required in a judicial, administrative or governmental proceeding to disclose any information which is the subject of the restrictions contained in this paragraph, then such Consultant will notify the Parent as soon as possible so that the Parent may either seek an appropriate protective order or relief, or waive the provisions of this paragraph. If, in the absence of such an order, relief or waiver, such Consultant is required, in the written opinion of counsel, to disclose such information to any court, administrative agency or governmental authority, then such Consultant may disclose such information without liability.

     The Noncompetition Agreement provides that neither Consultant will for a period of two years after the date thereof, except with the express written consent of the Parent (which shall not be unreasonably withheld or delayed in the case of an employee of the Company or the Surviving Corporation who has received a notice of termination from the Company or the surviving Corporation, as the case may be) or as is otherwise contemplated by the Merger Agreement, directly or indirectly, whether as an employee, owner, partner, agent, director, officer, shareholder or in any other capacity, for his own account or for the benefit of any person (i) solicit, divert or induce any of (1) the Company's employees or (2) the Surviving Corporation's employees to leave or to work for him or any person with which he is connected; or (ii) hire any of the Company's or the Surviving Corporation's employees other than the other Consultant, the Chief Operating Officer, such Consultant's personal secretary and the persons who shall be acceptable to the Parent and identified on a schedule to be agreed upon prior to the purchase of shares of Common Stock in the Offer.

     In the event either Consultant is found by a nonappealable judgment of a court of competent jurisdiction to have violated the Noncompetition Agreement described in the preceding paragraph, in addition to the reasonable fees and expenses of Parent's counsel incurred to enforce such provision, such Consultant shall pay to parent, as liquidated damages, an amount equal to 200% of the applicable employee's annual compensation (including, without limitation, salary, bonus and benefits) at the time of the violation; provided, that in the event such Consultant is found by such court to have not violated such Agreement, the Parent shall pay to such Consultant the reasonable fees and expenses of counsel incurred by such Consultant to defend such action and any actual damages resulting from the Parent's interference with such Consultant's commercial relationships.

     Pursuant to the Noncompetition Agreements, each Consultant agreed to pay to the Surviving Corporation, immediately following the Closing, the principal amount of indebtedness, and accrued interest thereon, owed by such Consultant to Health Resources of Cinnaminson, Inc., one of the Company's subsidiaries.

     (6) NONCOMPETITION AGREEMENT. Simultaneously with the execution of the Merger Agreement, the Parent and the Bidder entered into a Noncompetition Agreement with Stephen R. Baker. The terms of such Agreement are identical in all material respect to the terms of the Noncompetition Agreements described above, except that the Noncompetition Agreement with Mr. Baker (i) contains no provisions relating to the provision by Mr. Baker of, or the payment to Mr. Baker for, consulting services, (ii) provides for a cash payment of $500,000 to Mr. Baker as consideration for his Agreement to the Restrictive Covenants and
(iii) does not contain any provision relating to the payment by Mr. Baker of amounts owed by Mr. Baker to Health Resources to Cinnaminson, Inc., to which Mr. Baker owes no amount. A copy of this Noncompetition Agreement is attached hereto as Exhibit 7, and is incorporated herein by reference.

     (7) COLCHESTER AGREEMENT. Simultaneously with the execution of the Merger Agreement, Genesis Health Ventures, Inc., an affiliate of the Parent ("Genesis") entered into an agreement (the "Colchester Agreement") with Straus Associates, a partnership controlled by the Co-Chief Executive Officers of the Company and of which each owns a 25% beneficial interest (the "Partnership"). A copy of the Colchester Agreement is attached hereto as Exhibit 8, and is incorporated herein by reference. The following is a summary of the Colchester Agreement and is qualified in its entirety by the terms of the Colchester Agreement. Defined terms used in such summary and not otherwise defined herein are used with the meanings set forth in the Colchester Agreement.

     Pursuant to the Colchester Agreement, Genesis agreed to acquire the land and buildings owned by the Partnership located on Harrington Court, Colchester, County of New London, Connecticut in an asset acquisition for consideration of $8,400,000 which will be paid in cash at the Closing and the assumption of that certain Lease, made as of November 14, 1986, by and between the Partnership and Health Resources of Colchester, Inc., as amended, subject to certain modifications to the Lease.

     The Colchester Agreement provides that such acquisition will be conditioned upon (i) execution by the parties of customary real estate transfer documents at the closing, (ii) the parties receiving all necessary governmental and third party licenses, permits, regulatory approvals and consents for the transaction,
(iii) the facility being transferred free and clear of all liens, encumbrances and restrictions, except the Lease and except for other imperfections which do not materially adversely affect the value of the facility as a skilled nursing facility, (iv) compliance with all laws applicable to the proposed transaction; and (v) consummation of the Merger.

     The Colchester Agreement provides that (i) the transaction contemplated thereby will be consummated simultaneously with the consummation of the Merger,
(ii) Genesis may assign its rights thereunder to any designee; provided, that Genesis shall remain obligated thereunder regardless of any such assignment, and
(iii) the Colchester Agreement will terminate upon the earlier of (a) the date of the closing of the transaction contemplated thereby and (b) the date the Merger Agreement is terminated.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) The Board of Directors of the Company has determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and recommends that the stockholders accept the Offer and tender their shares of Common Stock to the Bidder pursuant to the Offer.

     The Company's predecessor was formed in 1984. As a result of its initial public offering in August 1993, the Company became publicly-owned.

     During the first quarter of 1997 the executive officers of the Company determined that it would be appropriate to investigate opportunities to realize the long-term value of the Company for the benefit of the stockholders of the Company. The officers of the Company considered retaining a financial advisor to assist the Company with the process of maximizing shareholder value.

     In February 1997, the Company received an informal oral proposal from an affiliate of a financial advisor that had been approached about possibly being retained, in which this party expressed an interest in a possible acquisition of the Company in a transaction in which management of the Company would participate. Later in the process this party was provided, following its execution of a confidentiality agreement, the opportunity to examine certain non-public information regarding the Company. This party ultimately did not make a formal acquisition proposal.

     In March, 1997, the Company retained Smith Barney Inc. ("Smith Barney") to assist the Company in evaluating the terms of a possible sale transaction. The Company directed Smith Barney to begin a process in which indications of interest would be solicited from third parties regarding the possible acquisition of the Company and to assist the Company's Board of Directors in determining whether a transaction in the best interests of the Company's stockholders could be achieved. Thereafter, various parties were contacted regarding their interest in exploring a possible transaction with the Company and were informed that formal proposals would be due no later than June 10, 1997. Each interested party was given the opportunity to examine certain non-public information regarding the Company following the execution of a standard form of confidentiality agreement, which included certain limitations on the ability of parties to pursue transactions involving the Company without the Company's consent. As part of this process, affiliates of the Bidder were contacted and executed confidentiality agreements.

     Each interested party was asked to confirm its interest in continuing to explore a possible transaction and to indicate on a preliminary and non-binding basis, the price per share of Common Stock it was considering in connection with a possible transaction. A number of parties, including the Bidder, provided indications of interest. At a meeting of the Board of Directors on May 14, 1997, management reviewed with the Board the status of the proceedings described above. On May 30, 1997, the Company retained Schroder Wertheim & Co. Incorporated ("Schroder Wertheim") to assist it in evaluating various proposals and to assist the Company in the negotiation of proposals.

     At a meeting of the Board of Directors of the Company held on May 27, 1997, management of the Company and Smith Barney updated the Board as to the status of the process and Smith Barney reviewed with the Board the valuation methodologies to be utilized by Smith Barney in connection with its financial analysis of a transaction.

     On June 1, 1997, the Bidder submitted a written proposal for the acquisition of the Company for $29.00 per share in cash. While continuing to pursue the proposals of other interested parties, management of the Company met with representatives of the Bidder to discuss the terms of their proposal.

     On June 2, 1997, during the negotiation process, representatives of the Bidder informed the Company that it had withdrawn its offer. The Company was subsequently informed that such offer had been withdrawn because the transaction as then structured and negotiated was not acceptable to Genesis. On June 2, 1997, each of the remaining interested parties, including the Bidder, was advised that the Company was continuing the exploration of possible transactions and was encouraged to continue its participation in the process.

     On June 4, 1997, a letter was sent on behalf of the Company to each of the interested parties inviting them to formulate firm offers for the acquisition of the Company and confirming June 10, 1997 as the date for the presentation of offers to the Company. A draft acquisition agreement was provided to these parties and they were requested to submit comments on the draft as part of their offers. Following additional due diligence and discussions with each of the parties that chose to continue to participate in the process, the Company received proposals from two parties as well as a revised proposal from the Bidder in which the Bidder advised the Company that its proposal was being restructured because the Bidder's previous offer was based on a structure that failed to satisfy certain objectives that were critical to the Bidder's valuation.

     The Board of Directors of the Company (other than Constance B. Girard-diCarlo who had recused herself) met on June 15, 1997, in order to consider the proposals which had been submitted. At this meeting, representatives of Smith Barney reviewed the financial terms of the proposals. The Board then considered the relative merits of the proposals. The Bidder proposed a $28.00 all cash offer. A second proposal from a financial investor was a combination of cash and stock in the surviving company and required management participation. A third proposal was for a merger with a public corporation in the long-term care industry in which holders of Common Stock would receive debt and equity securities of the surviving company. The proposals other than that of the Bidder, all of which specified values of less than $28 per share, were considered by the Board to be less favorable to the Company. The Board considered the Bidder's proposal advantageous in part because it was an all cash offer. Smith Barney then delivered the opinion referred to in Item 4(b) below and reviewed with the Board the financial analyses performed by Smith Barney in connection with its opinion. After a discussion that included a detailed review by the Company's counsel of the Merger Agreement, the Tender Agreements, the Noncompetition and Consulting Agreements, the Noncompetition Agreement and the Colchester Agreement, the Board of Directors approved the Merger Agreement and the Tender Agreements, determined that the Offer and the Merger are fair to, and in the best interests of, stockholders of the Company, and recommended that stockholders accept the Offer and tender their shares of Common Stock to the Bidder pursuant to the Offer.

     Following conclusion of the meeting of the Board of Directors, the Merger Agreement, the Tender Agreements and the other agreements were finalized. On June 16, 1997, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 9 and is incorporated herein by reference.

     (b) In approving the Merger Agreement and the transactions contemplated thereby and recommending that stockholders of the Company tender their shares of Common Stock pursuant to the Offer, the Board of Directors considered a number of factors, including:

          (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

          (ii) the Merger Agreement was entered into following extensive consultation with Smith Barney, Schroder Wertheim and counsel to the Company and was a result of a process in which the Company solicited acquisition proposals from numerous parties, provided confidential information to various parties in order to facilitate the formulation of acquisition proposals, and afforded each participant an opportunity to submit its best proposal prior to the acceptance of any proposal by the Company's Board of Directors, and, therefore, that the completion of this process provides reasonable assurance that the Offer and the Merger represent the most advantageous proposal and the highest immediate value for holders of shares of Common Stock;

          (iii) the historical market prices of, and recent trading activity in, the shares of Common Stock, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 9.3% over $25.625, the closing price of the shares of Common Stock on June 13, 1997, the last trading day prior to the

     Board's approval of the Merger Agreement; and a premium of approximately 50.3% over $18.625, the closing price of the shares of Common Stock on April 30, 1997, the date the Company first solicited expressions of interest in the Company;

          (iv) the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity, and the risks associated therewith, including the ongoing need for debt and equity financing for the Company's acquisition and development programs;

          (v) the oral opinion of Smith Barney rendered to the Company's Board of Directors on June 15, 1997 (which opinion was subsequently confirmed by delivery of a written opinion dated June 16, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $28.00 per share cash consideration to be received by holders of Common Stock (other than the Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion dated June 16, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached hereto as Exhibit 10, and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than the Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Holders of Common Stock are urged to read such opinion carefully in its entirety;

          (vi) the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to, engage in negotiations with, and, subject to payment of a termination fee and expenses to the Parent and the Bidder, enter into a transaction with another party, the Board also recognized that the terms of the Tender Agreements made it unlikely that another party would make a tender offer;

          (vii) although the conditions to the Offer include the condition that the Bidder shall have received the proceeds of the financing pursuant to its financing commitments, the Board of Directors considered the fact that Genesis had guaranteed the obligations of the Parent and the Bidder and would be obligated to pay $30 million upon the failure of the Parent to meet the financing condition in certain circumstances, and the commitment of the Bidder to accept shares of Common Stock for payment pursuant to the Offer as soon as the conditions to the Offer are satisfied and as soon as legally permissible under the federal securities laws; and

          (viii) the fact that holders of approximately 36% of the outstanding shares of Common Stock, on a fully diluted basis, were in favor of the transaction and were prepared to tender their shares of Common Stock in the Offer and enter into the Tender Agreements.

          The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

     ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

          The Company has retained Smith Barney as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee based on the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The fee payable to Smith Barney is currently estimated to be $5.4 million. The Company also has agreed to reimburse Smith Barney for travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. Smith Barney has in the past provided investment banking services to the Company unrelated to the proposed Offer and Merger, for which services Smith Barney has received compensation. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company and certain affiliates of the Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

          In addition, the Company has retained Schroder Wertheim to provide financial advice to the Company in connection with the valuation of various proposals and to assist the Company in negotiating the terms of the Offer and the Merger. The fee payable to Schroder Wertheim is $1 million. The Company has also agreed to indemnify Schroder Wertheim and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Schroder Wertheim's engagement. Schroder Wertheim has in the past provided investment banking services to the Company unrelated to the proposed Offer and Merger, for which services Schroder Wertheim has received compensation. In the ordinary course of business, Schroder Wertheim and its affiliates may actively trade or hold securities of the Company and certain affiliates of the Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

          Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders in connection with the Offer.

     ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

          (a) There have been no transactions in the shares of Common Stock during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company other than the issuance and exercise of options, conversions of outstanding 7% convertible notes or issuances of Common Stock pursuant to the Company's Stock Purchase Plan or the Director's Retainer and Meeting Fee Plan.

          (b) To the best of the Company's knowledge, each of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any shares of Common Stock beneficially owned by such persons.

     ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

          (a) Except as set forth in this Schedule 14D-9, the Company is not currently engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

          (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

     ITEM 9. MATERIAL TO BE FILED AS EXHIBITS*

       Exhibit 1  --   Proxy Statement of The Multicare Companies, Inc. dated
                       April 8, 1997

       Exhibit 2  --   Agreement and Plan of Merger, dated as of June 16, 1997,
                       among The Multicare Companies, Inc. and Genesis ElderCare
                       Corp. (f.k.a. Waltz Corp.) and Genesis ElderCare
                       Acquisition Corp. (f.k.a. Waltz Acquisition Corp.).

       Exhibit 3  --   Tender Agreement and Irrevocable Proxy, dated as of June
                       16, 1997, among Genesis ElderCare Corp. (f.k.a. Waltz
                       Corp.), Genesis ElderCare Acquisition Corp. (f.k.a. Waltz
                       Acquisition Corp.) and Moshael J. Straus.

       Exhibit 4  --   Tender Agreement and Irrevocable Proxy, dated as of June
                       16, 1997, among Genesis ElderCare Corp. (f.k.a. Waltz
                       Corp.), Genesis ElderCare Acquisition Corp. (f.k.a. Waltz
                       Acquisition Corp.) and Daniel E. Straus.

       Exhibit 5  --   Noncompetition and Consulting Agreement, dated as of June
                       16, 1997, by and between Genesis ElderCare Corp. (f.k.a.
                       Waltz Corp.), Genesis ElderCare Acquisition Corp. (f.k.a.
                       Waltz Acquisition Corp.) and Moshael J. Straus.

       Exhibit 6  --   Noncompetition and Consulting Agreement, dated as of June
                       16, 1997, by and between Genesis ElderCare Corp. (f.k.a.
                       Waltz Corp.), Genesis ElderCare Acquisition Corp. (f.k.a.
                       Waltz Acquisition Corp.) and Daniel E. Straus.

       Exhibit 7  --   Noncompetition Agreement, dated as of June 16, 1997, by
                       and between Genesis ElderCare Corp. (f.k.a. Waltz Corp.),
                       Genesis ElderCare Acquisition Corp. (f.k.a. Waltz
                       Acquisition Corp.) and Stephen R. Baker.

       Exhibit 8  --   Agreement regarding Harrington Court, Colchester,
                       Connecticut dated as of June 16, 1997, by and between Genesis Health Ventures, Inc. and Straus Associates.

       Exhibit 9  --   Press Release, dated June 16, 1997.

       Exhibit 10  --  Opinion of Smith Barney Inc., dated June 16, 1997.

     * Other than Exhibit 10, Exhibits are not being included in the materials being mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 1997

                                              THE MULTICARE COMPANIES, INC.

                                              By: /s/ Stephen R.
                                              Baker
                                                Name: Stephen R. Baker
                                                Title:  Executive Vice President
                                                         and Chief Operating
                                              Officer

                                 EXHIBIT INDEX

    EXHIBIT                                      DESCRIPTION                                   PAGE

Exhibit 1 --       Proxy Statement of The Multicare Companies, Inc. dated April 8, 1997.
Exhibit 2 --       Agreement and Plan of Merger dated as of June 16, 1997, by and among
                   Genesis ElderCare Corp. (f.k.a. Waltz Corp.), Genesis ElderCare
                   Acquisition Corp. (f.k.a. Waltz Acquisition Corp.) and The Multicare
                   Companies, Inc.
Exhibit 3 --       Tender Agreement and Irrevocable Proxy, dated as of June 16, 1997, among
                   Genesis ElderCare Corp. (f.k.a. Waltz Corp.), Genesis ElderCare
                   Acquisition Corp. (f.k.a. Waltz Acquisition Corp.) and Moshael J.
                   Straus.
Exhibit 4 --       Tender Agreement and Irrevocable Proxy, dated as of June 16, 1997, among
                   Genesis ElderCare Corp. (f.k.a. Waltz Corp.), Genesis ElderCare
                   Acquisition Corp. (f.k.a. Waltz Acquisition Corp.) and Daniel E. Straus.
Exhibit 5 --       Noncompetition and Consulting Agreement, dated as of June 16, 1997, among Genesis Health Ventures, Inc., Genesis ElderCare Corp. (f.k.a.
                   Waltz Corp.), Genesis ElderCare Acquisition Corp. (f.k.a. Waltz
                   Acquisition Corp.) and Moshael J. Straus.
Exhibit 6 --       Noncompetition and Consulting Agreement, dated as of June 16, 1997, among Genesis Health Ventures, Inc., Genesis ElderCare Corp. (f.k.a.
                   Waltz Corp.), Genesis ElderCare Acquisition Corp. (f.k.a. Waltz
                   Acquisition Corp.) and Daniel E. Straus.
Exhibit 7 --       Noncompetition Agreement, dated as of June 16, 1997, among Genesis
                   Health Ventures, Inc., Genesis ElderCare Corp. (f.k.a. Waltz Corp.),
                   Genesis ElderCare Acquisition Corp. (f.k.a. Waltz Acquisition Corp.) and
                   Stephen R. Baker.
Exhibit 8 --       Agreement regarding Harrington Court, Colchester, Connecticut dated as of June 16, 1997, by and between Genesis Health Ventures, Inc. and
                   Straus Associates.
Exhibit 9 --       Press Release, dated June 16, 1997.
Exhibit 10 --      Smith Barney opinion, dated as of June 16, 1997.